1235 Bordeaux Dr., Sunnyvale, CA 94089   *   Tel: (408) 222-8888   *  Fax: (408) 222-4805    *  henryp@supertex.com

VIA EDGAR
Thomas E. Dyer
United States Security and Exchange Commission (SEC)
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

March 3, 2006

Re:    Your letter Dated February 23, 2006
Supertex, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended April 2, 2005, filed June 16, 2005, and
Forms 10-Q for the Fiscal Quarters ended July 2, 2005, October 1, 2005 and December 31, 2005
File No. 000-12718

Dear Mr. Dyer:

We have reviewed your letter dated February 23, 2006 and we have provided responses to your comments and requests for supplemental information. We acknowledge that the Company is responsible for the adequacy of the disclosures in the Filing. We acknowledge that comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) or changes we make to our disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our above-referenced filings. We acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have followed the format of your letter showing your comment and then our response in italics.

Form 10-K for the Fiscal Year Ended April 2, 2005

Item 9A. Controls and Procedures

1.
We note your disclosure that your principal executive and financial officer has determined that your disclosure controls and procedures are reasonably effective, taking into account the totality of the circumstances, including the limitations described above. If true, please confirm to us that your certifying officer has reached a conclusion that your disclosure controls and procedures are effective and revise future filings to clearly state the conclusion reached by your officer regarding the effectiveness of your disclosure controls and procedures.

RESPONSE

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive and Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.  Our disclosure controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards.  Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on his evaluation as of the end of the periods covered by our fiscal 2005 Form 10-K and each of our three fiscal 2006 Forms 10-Q, our Chief Executive and Financial Officer has concluded that, subject to the limitations noted above, as of such dates, our disclosure controls and procedures were effective at the reasonable assurance level.

2.
In addition, phrases such as “…can provide reasonable, not absolute, assurance…” can be confusing to investors. To the extent that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives, then your principal executive and financial officer should say, if true, that they are effective at the reasonable assurance level. Please revise future filings to comply.

RESPONSE

In our future filings, to the extent that our disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives, our principal executive and financial officer will say, if true, that they are effective at the reasonable assurance level.

Notes to Consolidated Financial Statements
Note 1. Nature of Business and Significant Accounting Policies
Revenue recognition

3.
Confirm to us that you are accounting for unsold inventory held by your distributors as consigned inventory. If so, revise the notes to your financial statements in future filings, as applicable, to disclose the amount of inventory held on consignment at each balance sheet date. Otherwise, tell us how you have accounted for inventory in transactions with your distributors.

RESPONSE

We confirmed that, as we disclosed in Notes 1 and 5 to the consolidated financial statements, as of and for the fiscal year ended April 2, 2005, recognition of revenue on shipments to distributors is deferred until the distributors sell the products and inventories held by distributors are included in our inventories.  We supplementally advise the Staff, as of April 2, 2005 and April 3, 2004, inventories held by distributors amounted to $1,454,000 and $1,173,000 respectively, which are included in our total inventories of $12,624,000 and $12,606,000 respectively.

In future filings, we will separately disclose the amount of inventories held by distributors as of the balance sheet date in the notes to the consolidated financial statements.

Thank you in advance for your consideration of our response to your comments.

                                                Respectfully submitted,

                                                Henry C. Pao, Ph.D.
                                                Chief Executive Officer and Chief Financial Officer